UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

August 1, 2025

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On August 1, 2025, John Miller submitted his letter of resignation, resigning from his role as a Director of Miso Robotics, Inc. (the “Company”), which was accepted. The letter of resignation was accepted by the remaining members of the Board of Directors.

On the same date of August 1, 2025, the Board of Directors approved the appointment of Dr. Ben Sasse to fill the vacancy on the Board of Directors resulting from the departure of John Miller. Dr. Ben Sasse is a two-time United States Senator, two-time university President at the University of Florida and Midland University, and a two-time New York Times national bestselling author. While in the U.S. Senate, Sasse served on the intelligence, finance, and judiciary committees. Previously, he served as Assistant Secretary of the U.S. Department of Health and Human Services and Chief of Staff for the Justice Department’s Office of Legal Policy, and taught at the University of Texas and Yale University. He began his career at Boston Consulting Group and McKinsey and Company. Throughout his career in government, academia, and business, he has focused on building winning teams, executing turnaround strategies, and advocating for worker training programs in an increasingly digital world. He holds a Ph.D. from Yale University, as well as degrees from Harvard University and St. John's College.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: August 5, 2025